08027084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 66451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Principle Advisors, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

176 Route 9 North, Suite 303
(No. and Street)

Englishtown, (City) New Jersey (State) 08831 (Zip Code)

PROCESSED
MAR 1 4 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Girellini (609) 860-0900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – if individual state last, first, middle name)

1900 NW Corporate Blvd. E-210 (Address) Boca Raton (City) Florida (State) 33431 (Zip Code)

Securities and Exchange Commission
RECEIVED
FEB 2 8 2008
Office of Compliance Inspection and Examinations

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, **Anthony Girellini**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Principle Advisors, Inc.**, as of **December 31, 2007** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, Principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman & CEO
Title

Notary Public

ADAM J BIRCH
Notary Public
State of New Jersey
My Commission Expires Sep 6, 2012

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRINCIPLE ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Principle Advisors, Inc.

We have audited the accompanying statement of financial condition of Principle Advisors, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principle Advisors, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co. LLP
Certified Public Accountants

Boca Raton, Florida
February 16, 2008

PRINCIPAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	6,083
Due from clearing broker		5,588
Prepaid expenses		2,068
Security deposits		21,100
Property and equipment, net of accumulated depreciation of $35,891		45,804
Total assets	$	80,643

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,043
Total liabilities		3,043
Shareholders' equity:		
Common stock, no par value; 50,000,000 shares authorized 3,000,000 shares issued and outstanding		101,632
Accumulated deficit		(24,032)
Total shareholders' equity		77,600
Total liabilities and shareholders' equity	$	80,643

See accompanying notes to financial statements

PRINCIPAL ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions	$	509,617
Other income		55,290
Interest		648
Total revenue		565,555
Expenses:		
Compensation and benefits		241,835
Clearing costs		36,598
Regulatory fees		13,901
Communication costs		11,565
Insurance costs		2,935
Professional fees		28,142
Depreciation		14,035
Business development		72,124
Travel and entertainment		69,276
Rent		34,286
Other expenses		28,843
Total expenses		553,540
Net income	$	12,015

See accompanying notes to financial statements

PRINCIPAL ADVISORS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock - No Par Value		Accumulated	
	Shares	Amount	Deficit	Total
Balance, December 31, 2006	3,000,000	$ 101,632	$ (18,263)	$ 83,369
Distributions	-	-	(17,784)	(17,784)
Net income	-	-	12,015	12,015
Balance, December 31, 2007	3,000,000	$ 101,632	$ (24,032)	$ 77,600

See accompanying notes to financial statements

PRINCIPAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	12,015
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		14,035
Changes in assets and liabilities:		
(Increase) decrease in:		
Due from clearing brokers		15,948
Commissions receivable		1,148
Other assets		1,168
Increase (decrease) in:		
Accounts payable and accrued expenses		(9,076)
Commissions payable		(10,157)
Net cash provided by operating activities		25,081
Cash flows from investing activities:		
Purchase of property and equipment		(14,095)
Net cash used in investing activities		(14,095)
Cash flows from financing activities:		
Distributions		(17,784)
Net cash used in financing activities		(17,784)
Net decrease in cash		(6,798)
Cash, beginning of year		12,881
Cash, end of year	$	6,083
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

See accompanying notes to financial statements

PRINCIPLE ADVISORS, INC.
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED DECEMBER 31, 2007

NOTE 1 - DESCRIPTION OF BUSINESS

Principle Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New Jersey on February 9, 2004.

Customer accounts are cleared through Sterne, Agee & Leach.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company generates commission income from sales and purchases of equity securities, insurance products and bonds on behalf of customers. Commissions are recorded on a trade date basis.

Additionally, the Company earns revenue by advising corporations on the proper setup of their 401k plans and recommends suitable mutual funds for participants to choose from. The Company receives 12b-1 compensation ranging from .25% to 1%, depending on the size of the plan and applicable share class, directly from the mutual fund company.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007 the Company had net capital of $23,628, which was $18,628 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .13 to 1.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $5,588 receivable from their clearing organization at December 31, 2007 which consists primarily of net commissions due from customer trades.

As required by its clearing organization, a deposit of $15,000 exists at Stern, Agee & Leach.

NOTE 5 - PROPERTY AND EQUIPMENT

At December 31, 2007, property and equipment consisted of the following:

	Estimated Life		
Office Furniture	7 Years	$	22,553
Computer Equipment	5 Years		21,549
Office Equipment	5 Years		25,718
Leasehold improvements	5 Years		11,875
			81,695
Less: Accumulated Depreciation			(35,891)
		$	45,804

For the period ended December 31, 2007, depreciation expense amounted to $14,035.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

PRINCIPLE ADVISORS, INC.
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED DECEMBER 31, 2007

NOTE 8 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, receivables, prepaid expenses, deposits and payables approximate fair value based on the short-term maturity of these instruments.

NOTE 9 –COMMITMENTS

On November 10, 2006, the Company entered into a sixty–month lease for office space. Monthly base rental expense under this lease is approximately $2,850 plus the Company's share of the spaces operating expenses. The base rent increases 3.00% in each year. Rent expense for the period-ended December 31, 2007 was approximately $34,000.

Future minimum lease payments:

Year 1	$34,200
Year 2	$35,226
Year 3	$36,282
Year 4	$37,380
Year 5	$38,502

NOTE 10 –SUBSEQUENT EVENTS

In January 2008 the Company bought back 2,000,000 shares of common stock for $12,612 from two of its three owners ending the relationship with those owners. The Company will continue with one owner, its current Chairman, CEO and CFO.

SUPPLEMENTARY INFORMATION

PRINCIPAL ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital computation:

Total shareholder's equity	$ 77,600
Deductions and/or charges:	
Non-allowable assets:	
Other assets	2,068
Property and equipment	45,804
Deposits	6,100
Total non-allowable assets	53,972
Net capital before haircuts on securities positions	23,628
Total haircuts on securities	-
Net capital	23,628
Required minimum capital	5,000
Excess net capital	$ 18,628

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 3,043
Ratio of aggregate indebtedness to net capital	.13 to 1

Reconciliation:

Net capital, per unaudited December 31, 2007 FOCUS report, as filed	$ 23,628
Audit Adjustments	-
Net capital, per December 31, 2007 audited report, as filed	$ 23,628

PRINCIPLE ADVISORS, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

Principle Advisors, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Sterne, Agee & Leach, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholders
Principle Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Principle Advisors, Inc. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sharf & Co. LLP.
Certified Public Accountants

Boca Raton, Florida
February 16, 2008

END